VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

September 25, 2015

VIA EDGAR

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Voya Equity Trust

(File Nos. 333-56881; 811-8817)

Voya Separate Portfolios Trust

(File Nos. 333-141111; 811-22025)

Voya Series Fund, Inc.

(File Nos. 33-41694; 811-06352)

Dear Mr. Oh:

This letter responds to additional follow up comments provided to Kristen Freemen, Jay Stamper and Nancy Fanning on September 24, 2015, by the Staff of the U.S. Securities and Exchange Commission (“Staff”), for Post-Effective Amendment Nos. 140, 50, 51 and 191 (each, an “Amendment” and collectively, the “Amendments”) to the Registration Statements of Voya Equity Trust, Voya Separate Portfolios Trust and Voya Series Fund, Inc. (each a “Registrant” and collectively, “Registrants”), respectively, filed on July 29, 2015 and July 31, 2015 to the Registration Statement on Form N-1A for each Registrant. Our summary of the comments and our responses thereto are provided below.

Voya Separate Portfolios Trust

Prospectus

1.                                      Comment:                                     With regard to the presentation of Comparable Portfolio performance, the Staff requested that the Registrant consider whether the presentation of the Comparable Portfolio performance conforms with relevant SEC staff guidance.

Response:                                        Due to the fact that the Voya Retirement Solution Funds now have two full calendar years of performance, the Registrant has removed the comparable performance from the multi-fund Voya Retirement Solution Funds.

All Registrants

Statements of Additional Information

2.                                      Comment:                                     With regard to the sections entitled “Fundamental and Non-Fundamental Investment Restrictions,” the Staff requested that each Registrant replace references to the 1940 Act in fundamental investment policies and instead provide the terms and limitations in a paragraph following the fundamental investment policies.

Response:                                        The Registrant appreciates the Staff’s comment, but the Registrant does not believe that this is required by Form N-1A.

“Tandy” Letter

3.                                      Comment:                                     The Staff believes that the Tandy representation letter included in the response letter is not sufficient. The Staff believes that the Registrants should state that (1) the Staff’s comments or changes to disclosure in response to Staff comments does not preclude the Commission from taking any action with respect to the filing; (2) the Staff’s comments or changes to disclosure in response to Staff comments does not relieve the Registrants of their responsibility for the adequacy and accuracy of the disclosure; and (3) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission. The Staff requests that the Registrants make these representations only.

Response:                                        The Registrants believe that their representations made in response to the Staff’s request for the “Tandy” Letter representations are sufficient. The Registrants note that the original purpose of the Tandy Letter representations was to protect the Staff’s investigative position in circumstances where there was a pending investigation into potential securities laws violations by a registrant.(1) The representations provided by the Registrants meet the SEC’s goal of needing the representation only when an investigation is pending, while also protecting the Registrants from giving away the fact of a non-public investigation if such an investigation were to be ongoing. Additionally, the Registrants note that several other prominent registrants have also used similar Tandy Letter representations.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
Voya Investment Management

Attachment

cc:          Huey P. Falgout, Jr., Esq.

Voya Investments, LLC

Elizabeth J. Reza, Esq.

Rope& Gray LLP

(1)         Comment Letter of American Bar Association, Section of Business Law (Sept. 28, 2004) available at https://www.sec.gov/news/press/s72804/sblaba092804.pdf.